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Date 2 March 2005


05006529

Legal & General

Legal & General Group
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11 Queen Victoria Street
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Fax 020 7528 6222
www.legalandgeneral.com

The US Securities and Exchange Commission
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SUPPL
SEC MAIL PROCESSING
RECEIVED
MAR 8 2005
WASH, D.C.
213
SECTION

Dear Sirs

12g-2(b) Submission – Exemption 82-3664

I enclose, on behalf of Legal & General Plc, an English company, the following information persuant to the exemption from the Securities Exchange Act of 1934 amended, afforded by Rule 12g3-2(b) thereunder.

- Results for the Year Ended 31 December 2004
- Bonus Announcement 2005

PROCESSED
MAR 17 2005
THOMSON FINANCIAL

Please stamp and return the enclosed receipt copy letter.

Yours faithfully

P N Horsman
Head of Investor Relations

dlw 3/17

Our ref
Your ref
Telephone
Date 2 March 2005

Legal & General

Legal & General Group
Temple Court
11 Queen Victoria Street
London EC4N 4TP

Telephone 020 7528 6200
Fax 020 7528 6222
www.legalandgeneral.com

The US Securities and Exchange Commission
Office of International Corporate Finance
450 Frith Street NW
Mail Stop 3-9
Washington DC 205-49

Dear Sirs

12g-2(b) Submission – Exemption 82-3664

I enclose, on behalf of Legal & General Plc, an English company, the following information persuant to the exemption from the Securities Exchange Act of 1934 amended, afforded by Rule 12g3-2(b) thereunder.

- Results for the Year Ended 31 December 2004
- Bonus Announcement 2005

Please stamp and return the enclosed receipt copy letter.

Yours faithfully



P N Horsman
Head of Investor Relations

Kwd 023
24 February 2005

LEGAL & GENERAL GROUP PLC
RESULTS FOR THE YEAR ENDED 31 December 2004

- **Record new business - over £1 billion APE[1]**
- **Continued increase in share of UK retail market - up 0.9% to 9.5%**
- **Operating profit - AP up 4% / MSS up 9%**
- **Record funds under management - up 20% to £166 billion**
- **Positive outlook for 2005**

Press Office
Temple Court
11 Queen Victoria Street
London
EC4N 4TP

Telephone 0207 528 6213

Website
www.legalandgeneral.com

	Achieved Profits (AP) basis		**Modified Statutory Solvency (MSS) basis**	
	2004	Change	2004	Change
Operating profit before tax	£789m	+4%	£608m	+9%
Profit on ordinary activities before tax[2]	£1,222m	+9%	£646m	+38%
Shareholders' funds[3]	£6,116m	+10%	£3,376m	+4%
Earnings per share (diluted)[4]	8.57p	+3.5%	6.61p	+10.2%
Worldwide new business APE	£1,008m	+14%	£1,008m	+14%
Contribution from new business[5]	£317m	+4%	N/A	N/A
Total dividend per share	5.06p	+3.3%	5.06p	+3.3%

Group Chief Executive, David Prosser, said:
"Legal & General has delivered another strong set of results with good performance both in the UK and abroad. In the UK, we have again significantly grown our market share, reflecting the quality of our products, wide distribution, our efficient business model and our strong brand. Our investment management business has built further on its outstanding track record with impressive growth in funds under management and in profits. During 2004, customers placed over £22 billion with Legal & General, a powerful demonstration of the confidence placed in our brand.

"We have maintained pricing discipline and have produced increased profits while significantly strengthening annuity reserves at the interims. Legal & General's financial strength, spread of profitable businesses and operating performance enabled us to maintain our policy of growing dividends and to continue investing in growth.

"Looking ahead, we expect to benefit from improving market conditions and, in the UK, to continue growing market share profitably."

Footnotes:
[1]Annual Premium Equivalent (APE) is total new annual premiums + 10% of single premiums, including ISAs and unit trusts.
[2]Urgent Issues Task Force abstract 38 "Accounting for ESOP trusts" has been adopted and shareholders' investment return for Institutional fund management has been reported as a longer term rate of return within operating profit. 2003 comparatives have been restated accordingly.
[3]Shareholders' funds after providing for dividends.
[4]Based on operating profit after tax, assuming full dilution from the convertible bond issued in 2001.
[5]Contribution before tax from new worldwide life and pensions business.

The Achieved Profits highlights are based on the methodology issued by the Association of British Insurers in December 2001. Full details of the results can be found in Parts 2 Achieved Profits (AP), 3 Modified Statutory Solvency basis (MSS) and 4
Legal & General Investment Management.

More/...

Overview of results

Legal & General's UK strategy continues to be focused on providing a broad range of competitive products through multi-channel distribution with good customer service. The consistent application of our business model has enabled us to build sustainable business relationships and has brought about significant market share gains.

- The Group's operating profit before tax on an Achieved Profits basis increased to £789m (2003: £761m) after the previously announced £240m strengthening of mortality experience assumptions for UK annuity business.
- The return on capital on new non profit UK life and pensions business for the full year was maintained at the first half level of 18%.
- The overseas life businesses have achieved good growth in new business and increased profits.
- Legal & General Investment Management increased new business, funds under management and profits. It is now the largest manager of UK pension funds and the largest investor in the UK equity market.
- Group funds under management at the year end grew by 20% to £166bn reflecting both new business success and equity market recovery.
- Shareholders' funds on an Achieved Profits basis, after providing for dividends, increased to £6,116m (2003: £5,584m), equivalent to 94p per share (2003: 86p per share).
- The Board has recommended a final dividend of 3.45p per share, an increase of 3.6%. The total dividend for the year has, therefore, increased by 3.3% to 5.06 per share. The dividend cost of £329m is 1.3 times covered by modified statutory operating profit after tax.

Analysis of profit - Achieved Profits Basis

	2004	2003 Restated
	£m	£m
Profit on continuing operations:		
UK life and pensions	494	537
International life and pensions	119	83
Institutional fund management	103	82
General insurance	32	36
Other operational income	34	18
Operating profit on continuing operations	**782**	756
Profit on discontinuing operations (Gresham)	7	5
Operating profit	**789**	761
Variation from longer term investment return	408	422
Change in equalisation provision	(7)	(7)
Effect of economic assumption changes	32	(32)
Effect of UK Budget tax changes	-	(27)
Profit on ordinary activities before tax	**1,222**	1,117
Diluted earnings per share (Based on operating profit after tax)	8.57p	8.28p

UK life and pensions profit

Operating profit was £494m (2003: £537m). The contribution from new business before tax was a little higher at £272m (2003: £271m). This total reflects significant contributions from a broader range of products. Pricing discipline was maintained with the return on capital from non profit new business for the full year being maintained at the first half level of 18%. However, the total contribution from new business as a percentage of APE was 38% (2003: 46%) reflecting a different mix of business and the strengthening of annuitant mortality bases.

More/...

The contribution from in-force business was £91m (2003: £117m). This reflected positive experience variances, primarily from bulk purchase annuity business and protection business. There was an adverse impact from operating assumption changes, where the previously announced strengthening of annuitant mortality assumptions and a provision for possible claims for redress on mortgage endowment business beyond September 2005 were only partly offset by improved future experience assumptions for other product lines.

International life and pensions
Operating profit from international life and pensions business was £119m (2003: £83m), including an increased new business contribution of £45m (2003: £34m). The contribution from in-force business grew to £65m (2003: £38m).

In the USA, new business grew 6% to £51m APE (2003: £48m), an increase of 14% in local currency terms. Operating profit was £73m (2003: £50m) with increased contributions from both new and in-force business. The new business contribution, as a percentage of APE, recovered from the first half level of 25% to 46% for the full year (2003: 40%) as a Triple X capital markets solution was put in place to finance new business written in 2004 and some older business. For in-force business, securitisation also had a positive effect on experience variances. After unfavourable mortality experience in the first quarter, claims were in line with assumptions over the rest of the year.

New business volumes in Europe were resilient and, including retail investment business, grew 27% to £56m APE (2003: £44m). The operating profit was £32m in the Netherlands (2003: £24m) and £14m in France (2003: £9m). The combined contribution from new business was £21m (2003: £15m).

Legal & General Investment Management
Legal & General Investment Management maintained its highly successful track record, winning new funds of £15.5bn (2003: £13.1bn), with particularly strong performance in the first quarter. Within this there was a significant increase in actively managed fixed interest business to £2.5bn (2003: £1.5bn).

The profit from the management of external client funds rose by 26% to £103m (2003: £82m), with improved results for both new and in-force business for managed pension funds. The contribution from new managed pension funds business was £36m (2003: £31m) reflecting the sizeable increase in new business volumes. The contribution from in-force business benefited from better than assumed persistency and growing economies of scale. The additional elements of the business, which were reported on an MSS basis, contributed an additional £12m (2003: £9m).

Group funds under management grew to a record £166bn at 31 December 2004 (2003: £138bn). Funds under management by Legal & General Investment Management were £162bn (2003: £135bn). Further information on the performance of Legal & General Investment Management can be found in Part 4 of this announcement.

General insurance
Net written premiums from continuing operations grew 17% to £295m (2003: £253m) with the strongest growth coming from broker sourced business.

The operating profit on continuing operations was lower at £32m (2003: £36m). Within that total, the increased operating profit of £22m (2003: £14m) from the household account reflected a significantly lower level of subsidence claims offset in part by higher bad weather claims. The benefit of improved profits from the household account was more than offset by a smaller release of reserves from the mature mortgage indemnity book as well as a deterioration in the performance of our motor account.

On 3 February 2005, it was announced that Legal & General had agreed in principle to sell its 90% stake in Gresham Insurance Company Ltd to Barclays Bank PLC, which already owns the remaining 10%, for a consideration of £85m. The 2004 results for Gresham Insurance have been shown as discontinuing operations with net written premiums of £137m (2003: £134m) and a pre-tax operating profit of £7m (2003: £5m). The sale, subject to FSA approval, is expected to complete by 31 March 2005 and to give rise to an exceptional profit of £26m after tax.

More/...

Other operational income comprises the longer term investment return arising from investments held outside the UK long term fund, interest expense, unallocated corporate expenses and the results of the Group's other operations. Within the contribution of £34m (2003: £18m), the increased investment return was only partly offset by higher interest costs. The retail investment business produced a profit of £4m (2003: a loss of £15m) reflecting the growing contribution from existing business, pricing discipline and a lower level of new business strain. The result for other operations includes the set up costs for Legal & General Partnership Services Ltd, our host company for mortgage regulation. The increase in unallocated corporate and development expenses reflects the costs associated with implementing new accounting and capital adequacy requirements.

Profit on ordinary activities

The Group's operating profit on continuing operations before tax was £782m (2003: £756m). The profit from ordinary activities before tax, which includes the effect of variances in investment return from the longer term return assumed at the end of 2003, was £1,222m (2003: £1,117m). The investment return on the equity and property portfolio of the UK long term fund was 6.9% above the assumption for the period (2003: 11.4% above assumption).

Balance sheet

At 31 December 2004, the embedded value of the Group's long term businesses was £5,707m (31 December 2003: £5,215m). Shareholders' funds on the Achieved Profits basis grew 10% to £6,116m (31 December 2003: £5,584m), equivalent to 94p per share (31 December 2003: 86p per share). This increase was achieved after providing for both the 2004 dividends of £329m and the revised mortality assumptions.

Analysis of profit - Modified Statutory Solvency (MSS) basis

	2004	2003 Restated
	£m	£m
Profit on continuing operations:		
Life and pensions operating profit	466	443
Institutional fund management	69	55
General insurance	32	36
Other operational income	34	18
Operating profit on continuing operations	**601**	552
Profit on discontinuing operations (Gresham)	7	5
Operating profit	**608**	557
Variation from longer term investment return	32	56
Change in equalisation provision	(7)	(7)
Change in shareholder retained capital (SRC)	13	(137)
Profit before tax	**646**	469
Diluted earnings per share (Based on operating profit after tax)	6.61p	6.00p

Operating profit was £608m (2003: £557m), reflecting improved results in almost all business areas.

The UK life and pensions operating profit before tax for the full year was £391m (2003: £369m), as the impact of lower levels of with-profits bonuses was more than offset by an increased transfer from the growing book of non profit business. The transfer from non profit business of £324m (2003: £295m) comprised two elements; firstly, a smoothed investment return on the shareholder net worth and the embedded value of non profit business and secondly, the distribution in respect of the intra-group subordinated debt capital attributed to the SRC. The latter item was broadly unchanged at £37m (2003: £36m). The external servicing cost of the related debt has been reflected in interest expense reported within other operational income.

More/...

The operating profit from our overseas life and pensions businesses was £75m (2003: £74m) as all businesses increased profits in local currency terms.

Legal & General Investment Management saw strong growth in statutory profits. These increased by 25% to £69m (2003: £55m) reflecting a combination of higher volumes, higher equity market levels and tightly controlled costs.

The change in SRC within the UK non profit fund was a pre tax contribution of £13m (2003: a reduction of £137m). This comprised three elements:

- the investment return of £209m (2003: £321m)
- the net capital released of £128m (2003: net capital invested of £163m). Within the net capital released, management estimates that, over the year, the new business strain was almost matched by capital released. In addition, the impact of reserving changes for annuitant longevity announced last July was more than offset by a combination of favourable investment variances, a release from our bulk purchase annuity business arising from better reserving data, a review of reserving margins on protection business and other smaller changes
- the accrued transfer to shareholders of £324m (2003: £295m).

Capital strength

Legal & General continues to be one of the strongest companies in its sector. Reserves are reviewed regularly to ensure an appropriate level of prudence is used in each product area. Our ability to write new non profit business was supported by both the SRC of £2.2bn and the Society shareholder capital of £2.0bn.

As at 31 December 2004, the Form 9 ratio for Legal & General Assurance Society, broadly equivalent to Peak 1, was 15.5% (31 December 2003: 13.0%). This includes an implicit item of £755m (31 December 2003: £1,000m). Excluding the implicit item, the ratio was 13.7% (31 December 2003: 10.4%).

We are still in the process of finalising work on the realistic with-profits balance sheet at 31 December 2004. However, management estimates that the value of the assets supporting the UK with-profits business would have exceeded realistic liabilities by an amount in the order of £900m. Although we do not have a firm estimate of the Risk Capital Margin (RCM) at this stage on the more rigorous basis now required by the Financial Services Authority, we anticipate that the RCM will be comfortably covered by this excess.

Changes to UK life fund taxation

At the time of the Chancellor's pre-Budget report in December 2004, the Government published further proposals for changes to the taxation of life assurance business, effective from 2005. There were two principal measures. The first would increase the tax payable on the profits from writing, predominantly, non profit pension business. The second would increase the tax chargeable on the investment return on "surplus" assets supporting with-profits business. On 3 December 2004, Legal & General announced that the first measure would give rise to a one-off reduction in the reported embedded value of Legal & General Assurance Society's UK long term fund not exceeding £300m. A reduction of this order would also reduce the net of tax transfer from the UK long term fund on a Modified Statutory Solvency basis by up to £20m.

Subsequently, the industry has secured considerably more time for consultation on these measures and constructive consultation is still in progress. The changes will require the enactment of a Finance Bill. In view of this, the 2004 results do not incorporate any impact from these proposals.

Expanding UK distribution

During 2004 we continued to build our business sourced from Independent Financial Advisers (IFAs) and at the same time we have been positioning ourselves for the introduction of depolarisation. Quality products and increased focus on the IFA market have enabled us to grow business from this channel by 32%. Prospects continue to be strong, particularly following our announcement last year of an important link with Cofunds, the IFA funds platform. In addition, we have been appointed to the protection panels of Bankhall, Tenet and Sesame and, in January this year, THINC Destini announced that we had been appointed to their multi-tie panel.

More/...

Bradford & Bingley announced in November 2004 that it would tie to Legal & General for protection and investment products, an agreement which came into effect in January 2005. The introduction of the regulation of mortgage advice provided an opportunity, through Legal & General Partnership Services Ltd, to further develop our market leading mortgage related distribution by establishing a network of tied mortgage advisers.

Consistent application of our business model resulted in an estimated increase in retail market share (including unit trusts and ISAs) to 9.5% (2003: 8.6%).

Outlook

We believe consumer confidence in savings markets has grown steadily through 2004 in the UK and in the overseas markets in which we operate. This is supported by both the growth in equity values and the momentum in our UK individual new business performance, with each quarter exceeding the prior year.

Our expectation is that we will maintain momentum in the UK during 2005 despite the possible impact of any rise in mortgage rates on products relating to the housing market. The prospects for growth in other product areas, in particular in individual pensions and medium term savings products, remain encouraging driven by increasing consumer demand, further product development and enhanced distribution capabilities. Trading in the early weeks of 2005 showed continued progress in unit linked bonds, good increases in annual and single premium individual pension sales and further progress in Group business including bulk annuities.

All this supports our confidence that Legal & General will continue to build its market share profitably.

Enquiries to:

Media:

John Morgan, Head of Public Relations	020 7528 6213
Anthony Carlisle, Citigate Dewe Rogerson	020 7638 9571 07973 611888

Investors:

Andrew Palmer, Group Director (Finance)	020 7528 6286
Peter Horsman, Head of Investor Relations	020 7528 6362

Notes:

1. The statements in Part 2 of this release have been prepared in all material aspects in accordance with the methodology for Supplementary Accounting for long term insurance business (The Achieved Profits Method) issued in December 2001 by the Association of British Insurers. This methodology sets out a more realistic method for recognising shareholders' profits from long term business than the MSS basis contained in Part 3. The Group's supplementary financial statements on an Achieved Profits basis have been audited by PricewaterhouseCoopers LLP and prepared in conjunction with our consulting actuaries - Tillinghast Towers-Perrin and, in the USA, Milliman USA.

2. The annual report will be sent to shareholders on 22 March 2005 and delivered to the Registrar of Companies after the Annual General Meeting on 27 April 2005.

3. Issued share capital at 31 December 2004: 6,505,959,483 shares of 2.5p each.

4. A copy of this announcement can be found in the News and Results section of our Shareholder web site at http://investor.legalandgeneral.com/releases.cfm

5. A presentation of the results will be made to analysts and fund managers at Temple Court, 11 Queen Victoria Street, London EC4N 4TP at 9.30 today. A webcast of the presentation to analysts and fund managers will be available later today at http://investor.legalandgeneral.com/presentations.cfm

6. There will be a conference call for investors chaired by Andrew Palmer, Group Director (Finance) at 15.00 UK time. Please access the conference call by dialling +44 (0)20 7365 1844. Investors in the USA may call 1 866 850 2201.

7. A recording of this call will be available for one week at +44 (0)20 7784 1024 (in the USA call 1 866 239 0765). The replay pass code number is 4679889.

8. Financial Calendar:

Ex dividend date for 2004 final dividend	30 March 2005
Record date for 2004 final dividend	1 April 2005
AGM and first quarter new business	27 April 2005
Payment date for 2004 final dividend	3 May 2005
IFRS restatement of 2004 results and EV update	26 May 2005
Interim results / second quarter new business	28 July 2005
Ex dividend date for interim dividend	7 September 2005
Record date for interim dividend	9 September 2005
Payment date for interim dividend	3 October 2005

Ends/...

Legal & General Group Plc

Consolidated Profit and Loss Account - Achieved Profits basis

Year ended 31 December 2004

	Notes	2004 £m	2003 Restated £m
Profit on continuing operations			
Life and pensions	1	**613**	620
Institutional fund management		**103**	82
General insurance	5	**32**	36
Other operational income	6	**34**	18
Operating profit on continuing operations		**782**	756
Profit on discontinuing operations			
General insurance - Gresham	5	**7**	5
Operating profit		**789**	761
Variation from longer term investment return	8	**408**	422
Change in equalisation provision		**(7)**	(7)
Effect of economic assumption changes	9	**32**	(32)
Effect of UK tax changes	10	**-**	(27)
Profit on ordinary activities before tax		**1,222**	1,117
Tax charge	10	**(352)**	(258)
Profit for the financial period		**870**	859
Dividends		**(329)**	(318)
Retained profit		**541**	541
Earnings per share	12	**p**	p
Based on operating profit after tax		**8.80**	8.49
Based on profit for the financial period		**13.40**	13.24
Diluted earnings per share			
Based on operating profit after tax		**8.57**	8.28
Based on profit for the financial period		**12.97**	12.83
Dividend per share		**5.06**	4.90

These financial statements were approved by the Board on 23 February 2005 and have been prepared for long term business using the Achieved Profits (AP) basis. The Modified Statutory Solvency (MSS) results are included in Part 3. The results constitute non-statutory accounts within the meaning of Section 240 of the Companies Act 1985.

Urgent Issues Task Force abstract 38 'Accounting for ESOP trusts' has been adopted, and the shareholders' investment return for Institutional fund management has been reported as a longer term rate of return within operating profit. 2003 comparatives have been restated accordingly.

Consolidated Balance Sheet - Achieved Profits basis

Year ended 31 December 2004

	Notes	At 31.12.04 £m	At 31.12.03 Restated £m
Assets			
Investments	13	**38,336**	35,268
Assets held to cover linked liabilities		**108,297**	84,308
Long term in-force business asset		**2,764**	2,365
Other assets		**4,978**	5,320
		154,375	127,261
Liabilities			
Shareholders' funds	15	**6,116**	5,584
Fund for future appropriations		**2,456**	1,498
Technical provisions			
- Technical provisions for linked liabilities		**104,887**	83,730
- Long term business provisions		**34,190**	33,206
- General insurance provisions		**457**	405
		139,534	117,341
Borrowings			
- Core debt		**1,513**	1,475
- Non recourse financing		**275**	
	16	**1,788**	1,475
Other creditors	17	**4,481**	1,363
		154,375	127,261

Statement of Total Recognised Gains and Losses

Year ended 31 December 2004

	2004 £m	2003 £m
Profit for the financial period	**870**	859
Exchange losses	**(9)**	(7)
Total recognised gains and losses	**861**	852

Notes to Financial Statements - Achieved Profits basis

Year ended 31 December 2004

1. Operating profit from long term business

	UK £m	Life and pensions International £m	Total £m	Managed pension funds* £m	Total £m
2004					
Contribution from:					
New business	**272**	**45**	**317**	**36**	**353**
In-force business					
- expected return	**267**	**50**	**317**	**17**	**334**
- experience variances	**43**	**14**	**57**	**16**	**73**
- operating assumption changes **	**(219)**	**1**	**(218)**	**17**	**(201)**
Development costs	**-**	**-**	**-**	**(1)**	**(1)**
Shareholder net worth	**131**	**9**	**140**	**6**	**146**
Operating profit	**494**	**119**	**613**	**91**	**704**
2003					
Contribution from:					
New business	271	34	305	31	336
In-force business					
- expected return	215	45	260	13	273
- experience variances	9	(8)	1	5	6
- operating assumption changes **	(107)	1	(106)	20	(86)
Development costs	(2)	-	(2)	(1)	(3)
Shareholder net worth	151	11	162	5	167
Operating profit	537	83	620	73	693

* Included in the Institutional fund management result of £103m (2003: £82m).

** The largest impact on UK life and pensions business in 2004 was from the strengthening of assumptions for annuitant longevity, and in 2003, was from the tightening of future persistency assumptions and the strengthening of provisions for claims on the endowment book.

2. Sterling exchange rates used

	31.12.04	31.12.03
United States dollar	**1.92**	1.79
Euro	**1.41**	1.42

3. Life and pensions gross premiums and operating profit

	2004 Premiums written £m	2004 Operating profit £m	2003 Premiums written £m	2003 Operating profit £m
UK	**5,345**	**494**	4,541	537
USA	**294**	**73**	292	50
Netherlands	**191**	**32**	155	24
France	**213**	**14**	171	9
	6,043	**613**	5,159	620

International life and pensions gross premiums and operating profit for 2003 expressed at 31 December 2004 exchange rates are:

	Premiums written £m	Operating profit £m
USA	272	47
Netherlands	156	24
France	172	9

4. Half yearly analysis of operating profit from continuing operations

	2004		2003	
	Second half £m	First half Restated £m	Second half Restated £m	First half Restated £m
Life and pensions	**408**	**205**	314	306
Institutional fund management	**53**	**50**	45	37
General insurance	**15**	**17**	18	18
Other operational income	**17**	**17**	15	3
Total	**493**	**289**	392	364

5. General insurance net premiums and operating profit

	2004 Premiums written £m	2004 Operating profit £m	2003 Premiums written £m	2003 Operating profit £m
Continuing operations				
Household	**209**	**22**	178	14
Other business	**86**	**10**	75	22
	295	**32**	253	36
Discontinuing operations				
Gresham - Household	**134**	**5**	130	3
Gresham - Other business	**3**	**2**	4	2
	432	**39**	387	41

On 3 February 2005 the Group announced that it had agreed in principle to sell its 90% stake in its subsidiary Gresham Insurance Company Limited (Gresham) to Barclays Bank PLC subject to FSA approval. The transaction is expected to complete on 31 March 2005 and result in an exceptional profit before tax of approximately £26m (£26m after tax).

6. Other operational income

	2004 £m	2003 £m
Shareholders' other income		
- Investment return on shareholders' funds	109	100
- Interest expense	(62)	(58)
	47	42
Retail investments	4	(15)
Other operations	(4)	1
Unallocated corporate and development expenses	(13)	(10)
	34	18

7. General insurance and shareholders' investment return

	2004 £m	2003 Restated £m
Investment income	106	92
Interest expense and charges	(64)	(60)
Realised investment gains/(losses)	9	(12)
Unrealised investment appreciation	58	101
	109	121
reported within:		
Institutional fund management	8	5
General insurance	22	18
Other operational income	47	42
Variation from longer term investment return		
- Institutional fund management*	0	(2)
- General insurance	(3)	5
- Other operational income	35	53
	32	56
	109	121

* Shareholders' investment return for Institutional fund management business of £Nil (2003: negative £2m) which was previously recorded within operating profit has been reported as variation from longer term investment return.

The investment return shown represents the return on the General insurance and Corporate funds. Shareholders' other income, reported within Other operational income, has been allocated based on a longer term rate of investment return with the variation from the actual return being reported as variation from longer term investment return.

8. Variation from longer term investment return

	2004 £m	2003 Restated £m
Life and pensions		
- UK	364	346
- International	0	4
Total life and pensions	364	350
Managed pension funds	12	16
Total long term business	376	366
Institutional fund management	0	(2)
General insurance	(3)	5
Other operational income	35	53
	32	56
	408	422

For long term business the variation from longer term investment return represents the effect of the investment performance and changes to investment policy in respect of shareholder net worth and in-force business, compared with embedded value assumptions at the beginning of the period.

9. Effect of economic assumption changes

	2004 £m	2003 £m
Life and pensions		
- UK	15	(16)
- International	17	(16)
Total	32	(32)

10. Analysis of tax

	2004 Profit before tax	2004 Tax (charge)/ credit	2003 Profit before tax	2003 Tax (charge)/ credit
Profit on continuing operations	£m	£m	£m	£m
UK life and pensions	494	(139)	537	(150)
International life and pensions	119	(41)	83	(29)
	613	(180)	620	(179)
Institutional fund management	103	(31)	82	(24)
General insurance	32	(9)	36	(12)
Other operational income	34	4	18	6
Operating profit on continuing operations	782	(216)	756	(209)
Profit on discontinuing operations				
General insurance - Gresham	7	(2)	5	(1)
Operating profit	789	(218)	761	(210)
Variation from longer term investment return	408	(126)	422	(67)
Change in equalisation provision	(7)	2	(7)	2
Effect of economic assumption changes	32	(10)	(32)	9
Effect of UK tax change *	-	-	(27)	8
Profit on ordinary activities and tax	1,222	(352)	1,117	(258)

* Changes in the 2003 Budget to the corporation tax rates applicable to the policyholders' share of certain income and gains reduced the UK life and pensions embedded value by £19m. The effect was reported as a charge before tax of £27m.

11. Pension costs

The Legal & General Group UK Pension and Assurance Fund and the Legal & General Group UK Senior Pension Scheme are defined benefit pension arrangements and account for all UK and approximately 98% of worldwide assets and contributions to such schemes. At 31 December 2004 the combined after tax deficit of these arrangements has been estimated at £102m (2003: £65m). If these amounts had been recognised in the financial statements, £75m would have been charged against shareholders' funds (2003: £49m) and £27m against the Fund for Future Appropriations (2003: £16m) in accordance with the guidelines contained in the December 2003 ABI SORP.

12. Earnings per share (EPS)

	Profit/ (loss) £m	Earnings per share p	Weighted average number of shares m
Year ended 31.12.04			
Operating profit after tax on continuing operations	**566**	**8.72**	**6,491**
Operating profit after tax on discontinuing operations	**5**	**0.08**	
Variation from longer term investment return	**282**	**4.34**	
Change in equalisation provision	**(5)**	**(0.08)**	
Effect of economic assumption changes	**22**	**0.34**	
Profit for the period/EPS	**870**	**13.40**	**6,491**
Net shares under options allocable for no further consideration	**-**	**(0.03)**	**22**
Convertible bonds outstanding	**12**	**(0.40)**	**285**
Diluted profit for the period/EPS	**882**	**12.97**	**6,798**
Year ended 31.12.03			
Operating profit after tax on continuing operations	547	8.43	6,490
Operating profit after tax on discontinuing operations	4	0.06	
Variation from longer term investment return	355	5.47	
Change in equalisation provision	(5)	(0.08)	
Effect of economic assumption changes	(23)	(0.35)	
Effect of UK tax changes	(19)	(0.29)	
Profit for the financial year/EPS	859	13.24	6,490
Net shares under options allocable for no further consideration	-	-	15
Convertible bonds outstanding	12	(0.41)	285
Diluted profit for the financial year/EPS	871	12.83	6,790

13. Funds under management

	At 31.12.04 £m	At 31.12.03 Restated £m
Land and buildings	**3,741**	4,228
Shares, variable yield securities and unit trusts	**11,529**	11,494
Debt and other fixed income securities	**21,677**	18,277
Loans secured by mortgages	**260**	183
Other loans and investments	**307**	74
Deposits with credit institutions	**941**	1,181
Total investments	**38,455**	35,437
Less amounts payable under a margining arrangement	**(119)**	(169)
	38,336	35,268
Assets held to cover linked liabilities	**108,297**	84,308
Funds included in the consolidated balance sheet	**146,633**	119,576
Segregated funds	**11,098**	11,235
Unit trusts, ISAs and PEPs	**7,949**	6,975
Total funds under management	**165,680**	137,786
representing:		
Managed in the UK		
- Active	**50,221**	42,214
- Index tracking	**111,197**	92,047
- For overseas subsidiaries	**1,061**	1,076
	162,479	135,337
Other including managed overseas	**3,201**	2,449
	165,680	137,786
including Institutional funds under management:		
Managed pension funds		
- Pooled	**93,989**	72,841
- Segregated	**9,317**	8,522
	103,306	81,363
Other funds	**1,781**	2,713
	105,087	84,076

14. Embedded value

	Life and pensions UK £m	Life and pensions International £m	Life and pensions Total £m	Managed pension funds £m	Total £m
Year ended 31.12.04					
At 1 January	**4,253**	**657**	**4,910**	**305**	**5,215**
Exchange rate movements	**-**	**(29)**	**(29)**		**(29)**
	4,253	**628**	**4,881**	**305**	**5,186**
Profit after tax	**629**	**90**	**719**	**72**	**791**
Capital movements *	**-**	**25**	**25**		**25**
Distributions	**(274)**	**(1)**	**(275)**	**(20)**	**(295)**
At 31 December	**4,608**	**742**	**5,350**	**357**	**5,707**
comprising:					
Value of in-force business	**3,007**	**499**	**3,506**	**194**	**3,700**
Shareholder net worth **	**1,601**	**243**	**1,844**	**163**	**2,007**
	4,608	**742**	**5,350**	**357**	**5,707**
Year ended 31.12.03					
At 1 January	3,876	641	4,517	262	4,779
Exchange rate movements	-	(37)	(37)		(37)
	3,876	604	4,480	262	4,742
Profit after tax	636	47	683	61	744
Capital movements*	-	6	6		6
Distributions	(259)	-	(259)	(18)	(277)
At 31 December	4,253	657	4,910	305	5,215
comprising:					
Value of in-force business	2,668	429	3,097	162	3,259
Shareholder net worth **	1,585	228	1,813	143	1,956
	4,253	657	4,910	305	5,215

* Capital movements for 2004 relate to capital injected into Legal & General America; the 2003 increase is for Legal & General France.

** For the UK life and pensions business, shareholder net worth comprises the shareholder retained capital (SRC) on the MSS basis, adjusted for deferred acquisition costs, and the sub-fund, both net of an appropriate allowance for tax. It also includes intra-group subordinated debt capital of £602m.

14. Embedded value (continued)

Reconciliation of in-force business

	At 31.12.04 £m	At 31.12.03 £m
Long term in-force business asset included in the balance sheet	**2,764**	2,365
Sub-fund	**(245)**	(223)
Deferred acquisition costs	**742**	709
Deferred tax *	**397**	366
Other miscellaneous adjustments	**42**	42
Value of in-force business	**3,700**	3,259

Reconciliation of shareholder net worth of long term business operations

	At 31.12.04 £m	At 31.12.03 £m
- UK (SRC)	**2,233**	2,212
- USA	**475**	443
- Netherlands	**48**	36
- France	**48**	45
- Managed pension funds	**163**	143
Shareholder net worth on the MSS basis	**2,967**	2,879
Purchased interests in long term business	**(24)**	(29)
Sub-fund	**245**	223
Deferred acquisition costs	**(742)**	(709)
Deferred tax *	**(397)**	(366)
Other miscellaneous adjustments	**(42)**	(42)
Shareholder net worth on the AP basis	**2,007**	1,956

* Deferred tax represents all tax which is expected to be paid under current legislation, including tax which would arise if shareholders' backing assets were eventually distributed.

** Including £602m of intra-group subordinated debt capital attributed to the SRC.

15. Shareholders' funds

Segmental analysis

	At 31.12.04 £m	At 31.12.03 Restated £m
Embedded value of life and pensions businesses:		
- UK (i)	**4,608**	4,253
- USA	**504**	460
- Netherlands	**144**	112
- France	**94**	85
	5,350	4,910
Institutional fund management (ii)	**393**	338
	5,743	5,248
General insurance	**149**	120
Corporate funds (iii)	**224**	216
	6,116	5,584
Movement		
At 1 January as originally published	**5,584**	5,061
Prior year adjustment in respect of UITF 38 (iv)	**-**	(13)
	5,584	5,048
Profit for the financial period	**870**	859
Exchange movements	**(9)**	(7)
Dividends	**(329)**	(318)
Increase in share capital/share premium	**1**	1
Allocation of ESOT shares	**(1)**	1
At 31 December	**6,116**	5,584

(i) Includes £602m of intra-group subordinated debt capital attributed to the SRC.

(ii) Includes £357m (2003: £305m) embedded value of managed pension funds business.

(iii) Stated after deducting £521m (2003: £518m) of convertible debt, £602m of senior debt which has been onlent to the Long Term Fund (LTF), and including assets of £788m representing the net proceeds from the 2002 Rights Issue and £188m (2003: £139m) representing the aggregated investment returns.

(iv) UITF abstract 38 'Accounting for ESOP trusts' requires that own shares held within the Employee Share Ownership Trust (ESOT) should be accounted for as a deduction from shareholders' funds rather than be disclosed as an investment as was previously required. The 2003 amounts have been restated accordingly.

16. Borrowings

	At 31.12.04 £m	At 31.12.03 £m
2.75% Convertible bond 2006	**521**	518
Undated subordinated notes	**394**	-
Medium Term Notes 2031-2041	**597**	597
Medium Term Notes 2004	**-**	6
Euro commercial paper 2004	**-**	352
Bank loans 2005	**1**	2
Core debt	**1,513**	1,475
Non recourse financing - Triple X 2025	**275**	-
Total borrowings	**1,788**	1,475

The convertible bond matures in 2006 and is convertible into ordinary shares of the Company at 184p per share. If converted, this bond would give rise to the issue of 285.3m new ordinary shares which represents approximately 4.4% of the current issued share capital.

In November 2004 a subsidiary of Legal & General America issued US$550m of non-recourse debt in the US domestic capital markets as floating rate Dutch Auction Market Securities due 2025. The transaction provides capital to meet the Regulation Triple X reserve requirements on the US term insurance business without affecting the Group's debt capacity or financial gearing.

17. Other creditors

Other creditors includes £3,295m (2003: £369m) of pension fund monies held on a temporary basis on behalf of corporate pension fund clients, generally as part of a portfolio reconstruction.

18. Embedded value assumptions

UK life and pensions

i) The assumed future pre-tax returns on fixed interest and RPI linked securities are set by reference to redemption yields available in the market at the end of the reporting period. The corresponding return on equities and property and the risk discount rate have been set by reference to the fixed interest gilt assumption. The economic assumptions were:

	At 31.12.04 % p.a.	At 31.12.03 % p.a.
Investment return		
- Gilts		
- Fixed interest	**4.5**	4.7
- RPI linked	**4.5**	4.6
- Non-gilts		
- Fixed interest	**4.9 - 5.3**	5.1 - 5.5
- RPI linked	**4.7 - 5.1**	5.1 - 5.4
- Equities and property	**7.1**	7.3
Risk discount rate (after tax)	**7.0**	7.2
Inflation		
- Expenses/earnings	**3.8**	3.8
- Indexation	**2.8**	2.8

The assumed returns on non-gilt securities are net of an allowance for default risk of 0.20% p.a. (2003: 0.20% p.a.), other than for certain government-supported securities where no such allowance is made.

ii) Assets are valued at market value. For the projection of fixed interest and RPI linked investment returns, asset values are adjusted to reflect the assumed interest and inflation rates.

iii) Capital reported as transferred into the LTF since 1996, in the form of subordinated debt and any remaining excess consideration over the net asset value of subsidiaries transferred from the LTF in December 2001, is treated as residual.

iv) The value of the sub-fund is the discounted value of projected investment returns for a period of 20 years (2003: 20 years).

v) Development costs relate primarily to the development of strategic administration systems.

vi) Future bonus rates have been set at levels which would fully utilise the assets supporting with-profits business. The proportion of profits derived from with-profits business allocated to shareholders has been assumed to be 10% throughout.

18. Embedded value assumptions (continued)

vii) The value of in-force business reflects the cost of providing for benefit enhancement or compensation in relation to certain products including administration expenses.

viii) Other actuarial assumptions have been set at levels commensurate with recent operating experience, including those for mortality, persistency and maintenance expenses (excluding the development costs referred to above). These assumptions are reviewed annually. An allowance is made for future improvements in annuitant mortality based on externally published data. For end 2004, male annuitant mortality is assumed to improve in accordance with CMI Working Paper 1, projection MC for experience and the average of projections MC and LC for statutory reserving. Female annuitant mortality is assumed to improve in accordance with the MC projection from CMI Working Paper 1 for statutory reserving and at 70% of this rate for experience.

ix) Business in force comprises previously written single premium, regular premium and recurrent single premium contracts. For this purpose, DWP rebates have not been treated as recurrent and their value is included as premiums are received.

x) Projected tax has been determined assuming current tax legislation and rates.

xi) AP results are computed on an after tax basis and are grossed up to the pre-tax level for presentation in the profit and loss account. The tax rate used for grossing up is the corporation tax rate of 30% (2003: 30%), except for the profit attributable to shareholder net worth, where the rate used is derived from the tax attributed to the contribution from shareholder net worth in the MSS accounts. To arrive at operating profit, the contribution from shareholder net worth is grossed up at a rate to reflect the tax associated with a longer term investment return.

UK managed pension funds

The UK life and pensions economic assumptions are used. All contracts are assumed to lapse after 10 years. Fees are projected on a basis which reflects current charges or, if less, anticipated charges. New business consists of monies received from new clients and incremental receipts from existing clients, and excludes the roll-up of the investment returns. Development costs relate to strategic systems.

International

Key assumptions are:

	At 31.12.04	At 31.12.03
	% p.a.	% p.a.
USA		
Reinvestment rate	**4.9**	4.8
Risk discount rate (after tax)	**6.8**	6.8
Europe		
Government bond return	**3.8**	4.5
Risk discount rate (after tax)	**7.3**	8.0

19. Alternative assumptions

The discount rate appropriate to any investor will depend on the investor's own requirements, tax and perception of the risks associated with the anticipated cash flows to shareholders. The table below shows the effect of alternative discount rates and equity and property yields on the UK life and pensions embedded value and new business contribution for the period.

	As published £m	1% lower risk discount rate £m	1% higher risk discount rate £m	1% higher equities/property yields £m
Effect on embedded value at 31 December 2004	4,608	+290	-250	+220
Effect on new business contribution for the period	272	+44	-39	+24

It should be noted that in calculating the alternative values all other assumptions are left unchanged.

20. Contingent liabilities, guarantees and indemnities

Provision for the liabilities arising under contracts with policyholders is based on certain assumptions. The variance of actual experience from that assumed may result in such liabilities differing from the provisions made for them. Liabilities may also arise in respect of claims relating to the interpretation of such contracts, or the circumstances in which policyholders have entered into them (together in this paragraph "liabilities"). The extent of such liabilities is influenced by a number of factors including the actions and requirements of the FSA, by ombudsman rulings, by industry compensation schemes and by court judgements. The continuing general profile and emphasis being given by the FSA and other bodies to the suitability of the past sales of endowment policies in the context of some mortgage transactions has led to the continuing receipt of claims from holders of endowment policies.

Provision for liabilities continues to be made and is regularly reviewed. However, it is not possible to predict, with certainty, the extent and the timing of the financial impact to which these liabilities may give rise. The relevant members of the Group nevertheless consider that each makes prudent provision for such liabilities, as and when circumstances calling for such provision become clear, and that each has adequate capital and reserves to meet all reasonably foreseeable eventualities.

In 1975 the Society was required by the Institute of London Underwriters (ILU) to execute the ILU form of guarantee in respect of policies issued through the ILU's Policy Signing Office on behalf of NRG Victory Reinsurance Company Ltd (Victory), a company which was then a subsidiary of the Society. In 1990, Nederlandse Reassurantie Groep Holding nv (the assets and liabilities of which have since been assumed by Nederlandse Reassurantie Groep NV under a statutory merger in the Netherlands) acquired Victory and provided an indemnity to the Society against any liability the Society may have as a result of the ILU's requirement, and the ILU agreed that its requirement of the Society would not apply to policies written or renewed after the acquisition. Whether the Society has any liability as a result of the ILU's requirement and, if so, the amount of its potential liability is uncertain. The Society has made no payment or provision in respect of this matter.

Group companies have given indemnities and guarantees, including interest rate guarantees, as a normal part of their operating activities or in relation to capital market transactions.

New business

Year ended 31 December 2004

Life and pensions

	2004		2003	
	Annual £m	Single £m	Annual £m	Single £m
Insurance business				
Life	219	1,808	183	1,126
Pensions	129	1,932	118	1,783
UK	348	3,740	301	2,909
USA	51	1	47	10
Europe	27	269	19	220
	78	270	66	230
Insurance total	426	4,010	367	3,139
Retail investment business				
UK	22	1,565	33	1,689
Europe	-	23	-	25
Total new business	448	5,598	400	4,853

International insurance new business for 2003 expressed at 31 December 2004 exchange rates

	Annual £m	Single £m
USA	44	9
Europe	19	222
	63	231

Annual Premium Equivalent (APE) is calculated for total new business, including unit trusts and ISAs but excluding institutional fund management, and comprises the new annual premiums together with 10% of single premiums.

APE from insurance business was £827m (2003: £681m); APE from total new business in the same period has increased to £1,008m (2003: £886m).

	2004 £m	2003 £m
Institutional fund management		
Managed pension funds *		
- Pooled funds	13,951	11,066
- Segregated funds	1,228	1,504
	15,179	12,570
Other funds	368	482
	15,547	13,052

* New monies from pension fund clients of Legal & General Assurance (Pensions Management) Ltd. Corporate pensions gross new business excludes £5.0bn (2003: £4.0bn) which was held through the year on a temporary basis, generally as part of portfolio reconstruction.

New business

Year ended 31 December 2004

	2004			2003		
	Full year	Second half	First half	Full year	Second half	First half
UK annual premiums	£m	£m	£m	£m	£m	£m
Insurance business						
Life						
- Mortgage-related	**109**	**56**	**53**	103	55	48
- Protection	**51**	**26**	**25**	46	23	23
- Group risk	**59**	**22**	**37**	34	21	13
Pensions						
- Individual pensions	**126**	**65**	**61**	114	57	57
- Group pensions	**3**	**1**	**2**	4	2	2
	348	**170**	**178**	301	158	143
Retail investment business						
ISAs	**20**	**7**	**13**	27	12	15
Unit trusts	**2**	**1**	**1**	6	2	4
Total	**370**	**178**	**192**	334	172	162
UK single premiums						
Insurance business						
Bonds						
- With-profits	**390**	**166**	**224**	593	264	329
- Other	**1,418**	**822**	**596**	533	347	186
Pensions						
- Individual pensions	**452**	**273**	**179**	274	109	165
- Annuities - individual	**859**	**493**	**366**	727	413	314
- Annuities - bulk purchase	**449**	**219**	**230**	598	231	367
- Other group business	**7**	**5**	**2**	5	2	3
- DWP rebates	**165**	**148**	**17**	179	142	37
	3,740	**2,126**	**1,614**	2,909	1,508	1,401
Retail investment business						
ISAs	**499**	**110**	**389**	572	179	393
Unit trusts	**1,066**	**445**	**621**	1,117	485	632
Total	**5,305**	**2,681**	**2,624**	4,598	2,172	2,426
UK APE						
Individual life and pensions	**614**	**337**	**277**	494	263	231
Retail investments	**179**	**64**	**115**	202	80	122
by channel						
- Independent financial advisers	**505**	**271**	**234**	382	194	188
- Business partnerships	**235**	**117**	**118**	252	129	123
- Business partnerships direct	**18**	**1**	**17**	27	8	19
- Direct	**35**	**12**	**23**	35	12	23
Total UK individual	**793**	**401**	**392**	696	343	353
Group	**108**	**46**	**62**	98	46	52
Total	**901**	**447**	**454**	794	389	405

Legal & General Group Plc

Consolidated Profit and Loss Account - Modified Statutory Solvency Basis

Year ended 31 December 2004

	Notes	2004 £m	2003 Restated £m
Profit on continuing operations			
Life and pensions	1	**466**	443
Institutional fund management		**69**	55
General insurance		**32**	36
Other operational income		**34**	18
Operating profit on continuing operations		**601**	552
Profit on discontinuing operations			
General insurance - Gresham		**7**	5
Operating profit		**608**	557
Variation from longer term investment return		**32**	56
Change in equalisation provision		**(7)**	(7)
Shareholder retained capital (SRC) movement	2	**13**	(137)
Profit on ordinary activities before tax		**646**	469
Tax charge on profit on ordinary activities	3	**(182)**	(65)
Profit for the financial period		**464**	404
Dividends		**(329)**	(318)
Retained profit		**135**	86
Earnings per share	4	**p**	p
Based on operating profit after tax		**6.75**	6.10
Based on profit for the financial period		**7.15**	6.22
Diluted earnings per share			
Based on operating profit after tax		**6.61**	6.00
Based on profit for the financial period		**7.00**	6.12
Dividend per share		**5.06**	4.90

These financial statements were approved by the Board on 23 February 2005 and have been prepared for long term business using the Modified Statutory Solvency (MSS) basis. The Achieved Profits (AP) results are included in Part 2. The results constitute non statutory accounts within the meaning of Section 240 of the Companies Act 1985 and are extracted from the Group's financial statements for the year ended 31 December 2004.
Urgent Issues Task Force abstract 38 'Accounting for ESOP trusts' has been adopted, and the shareholders investment return for Institutional fund management has been reported as a longer term rate of return within operating profit. 2003 comparatives have been restated accordingly.
The Group's financial statements for 2004 include the auditor's unqualified report and do not contain a statement under either Sections 237(2) or 237(3) of the Companies Act 1985.

Consolidated Balance Sheet - Modified Statutory Solvency Basis

Year ended 31 December 2004

	Notes	At 31.12.04	At 31.12.03 Restated
Assets		£m	£m
Investments		**38,336**	35,268
Assets held to cover linked liabilities		**108,297**	84,308
Other assets		**5,002**	5,349
		151,635	124,925
Liabilities			
Shareholders' funds	5	**3,376**	3,248
Fund for future appropriations		**2,456**	1,498
Technical provisions		**139,534**	117,341
Borrowings and other creditors		**6,269**	2,838
		151,635	124,925

Statement of Total Recognised Gains and Losses

	2004 £m	2003 £m
Profit for the financial period	**464**	404
Exchange losses	**(7)**	(11)
Total recognised gains and losses	**457**	393

1. Life and pensions operating profit

	2004 £m	2003 £m
With-profits business	**67**	74
Non profit business	**324**	295
UK	**391**	369
USA	**55**	57
Netherlands	**20**	17
France	**0**	0
	466	443

UK life and pensions operating profit is the accrued distributable transfer, grossed up at the corporate tax rate, and for non-profit business is augmented by the distribution in respect of the intra-group subordinated debt capital included within the SRC. Profits for international life and pensions business are reported on bases consistent with MSS.

2. Change in SRC

	2004 £m	2003 £m
Investment income	**60**	73
Interest expense and charges	**(2)**	(2)
Realised investment gains	**100**	20
Unrealised investment appreciation	**51**	230
Investment return on SRC	**209**	321
Net capital released from/(invested in) non-profit business	**128**	(163)
Distribution of operating profit from non-profit business	**(324)**	(295)
SRC movement before tax	**13**	(137)
SRC at 1 January	**2,212**	2,259
SRC movement before tax	**13**	(137)
Tax credit	**8**	90
SRC movement after tax	**21**	(47)
SRC at end of period	**2,233**	2,212

SRC includes intra-group subordinated debt capital of £602m.

3. Analysis of tax

	2004 Profit before tax £m	2004 Tax (charge)/ credit £m	2003 Profit before tax £m	2003 Tax (charge)/ credit £m
Profit on continuing operations				
UK life and pensions	**391**	**(117)**	369	(110)
International life and pensions	**75**	**(25)**	74	(28)
	466	**(142)**	443	(138)
Institutional fund management	**69**	**(21)**	55	(16)
General insurance	**32**	**(9)**	36	(12)
Other operational income	**34**	**4**	18	6
Operating profit on continuing operations	**601**	**(168)**	552	(160)
Profit on discontinuing operations				
General insurance - Gresham Insurance Company	**7**	**(2)**	5	(1)
Operating profit	**608**	**(170)**	557	(161)
Variation from longer term investment return	**32**	**(22)**	56	4
Change in equalisation provision	**(7)**	**2**	(7)	2
SRC movement	**13**	**8**	(137)	90
Profit on ordinary activities and tax	**646**	**(182)**	469	(65)

Although the SRC has been recognised as profit in these financial statements, there has been no corresponding recognition in the FSA regulatory returns, on which the taxation of life assurance business is currently based. As the payment of incremental tax on this profit depends upon a future event, the occurrence of which is under the company's control, no event giving rise to the need to provide deferred tax has occurred. Accordingly no additional deferred tax has been provided. The maximum amount of such deferred tax not provided at 31.12.04 was £630m (2003: £668m).

4. Earnings per share (EPS)

	Profit/ (loss) £m	Earnings per share p	Weighted average number of shares m
Year ended 31.12.04			
Operating profit after tax on continuing operations	**433**	**6.67**	**6,491**
Operating profit after tax on discontinuing operations	**5**	**0.08**	
Variation from longer term investment return	**10**	**0.15**	
Change in equalisation provision	**(5)**	**(0.07)**	
Change in SRC	**21**	**0.32**	
Profit for the period/EPS	**464**	**7.15**	**6,491**
Net shares under options allocable for no further consideration	**-**	**(0.01)**	**22**
Convertible bonds outstanding	**12**	**(0.14)**	**285**
Diluted profit for the period/EPS	**476**	**7.00**	**6,798**
Year ended 31.12.03			
Operating profit after tax on continuing operations	392	6.04	6,490
Operating profit after tax on discontinuing operations	4	0.06	
Variation from longer term investment return	60	0.92	
Change in equalisation provision	(5)	(0.08)	
Change in SRC	(47)	(0.72)	
Profit for the financial year/EPS	404	6.22	6,490
Net shares under options allocable for no further consideration	-	-	15
Convertible bonds outstanding	12	(0.10)	285
Diluted profit for the financial year/EPS	416	6.12	6,790

5. Shareholders' funds

	At 31.12.04 £m	At 31.12.03 Restated £m
At 1 January as originally published	**3,248**	3,184
Prior year adjustment in respect of UITF 38*	**-**	(13)
	3,248	3,171
Total recognised gains and losses	**457**	393
Dividends	**(329)**	(318)
Increase in share capital/premium	**1**	1
Allocation of ESOT shares*	**(1)**	1
At 31 December	**3,376**	3,248
Comprising:		
Share capital	**163**	163
Share premium	**907**	906
ESOT reserve*	**(13)**	(12)
Profit and loss account	**2,319**	2,191
	3,376	3,248

The number of fully paid ordinary shares of 2.5p in issue at the period end was 6,506m (2003: 6,504m).

* UITF abstract 38 'Accounting for ESOP trusts' requires that own shares held within the Employee Share Ownership Trust (ESOT) should be accounted for as a deduction from shareholders' funds rather than be disclosed as an investment as was previously required. The 2003 amounts have been restated accordingly.

6. Segmental analysis of shareholders' funds

	At 31.12.04 £m	At 31.12.03 restated £m
UK solvency capital		
SRC (i)	2,233	2,212
Society shareholder capital (SSC) (ii)	1,972	1,905
Society solvency capital	4,205	4,117
General insurance	149	120
UK solvency capital	4,354	4,237
International shareholders' funds		
- USA	475	443
- Netherlands	48	36
- France	48	45
	4,925	4,761
Institutional fund management	199	176
Corporate funds (iii)	(1,748)	(1,689)
Shareholders' funds on the MSS basis	3,376	3,248
Less: Purchased interests in long term business included in above	(24)	(29)
AP long term in-force business asset	2,764	2,365
Shareholders' funds on the AP basis	6,116	5,584

(i) Including £602m of intra-group subordinated debt capital attributed to the SRC.

(ii) Includes £788m from the 2002 rights issue and aggregate investment returns of £188m (2003: £139m).

(iii) Includes the convertible debt of £521m (2003: £518m) and £602m of senior debt which has been onlent to the UK LTF.

7. UK Long Term Fund

	At 31.12.04 £bn	At 31.12.03 £bn
With-profits business	26.8	25.3
Non profit business	17.6	14.3
Sub-fund	0.2	0.2
SRC	2.2	2.2
	2.4	2.4
Value of fund	46.8	42.0

Consolidated Cash Flow Statement (excluding long term business)

Year ended 31 December 2004

	2004 £m	2003 Restated £m
Net cash inflow from operating activities	**437**	407
Interest paid	**(63)**	(58)
Tax paid	**(8)**	(2)
Dividends paid	**(321)**	(313)
Issue of share capital	**1**	1
(Increase)/decrease in shares held by the ESOT	**(1)**	1
Increase/(decrease) in borrowing	**59**	(76)
Financing	**59**	(74)
	104	(40)
Cash flows (not including long term business) were invested/(divested) as follows:		
(Increase)/decrease in cash holdings	**(4)**	2
Net purchase/(sale) of investments	**108**	(42)
Net investment/(divestment)	**104**	(40)

Reconciliation of profit before tax to operating cash flow

	2004 £m	2003 Restated £m
Profit on ordinary activities before tax	**646**	469
Profit relating to life and pensions business	**(479)**	(308)
Long term business profit included in Institutional fund management	**(51)**	(40)
Cash received from life and pensions business	**233**	275
Cash received from Institutional fund management	**28**	24
Increase in other operating creditors	**35**	19
Other items	**25**	(32)
Net cash inflow from operating activities	**437**	407

Legal & General Investment Management

-supplementary information

During 2004, Legal & General Investment Management consolidated its position as the largest investment manager in the UK*. High levels of net new business and rising markets have contributed to a 20% increase in funds under management to £162bn. Fund management success was also highlighted at the 2004 Professional Pensions Awards, where Legal & General Investment Management won Fixed Interest Manager of the Year and Pooled Fund Manager of the Year.

Profits - MSS basis

Legal & General Investment Management has had another outstanding year with operating profits growing 25% to £69m (2003: £55m). Gross new business of £15.5bn (2003: £13.1bn) means the average annual new business inflows have exceeded £12bn in each of the last seven years.

Corporate Pensions operating profits increased 24% to £51m (2003: £41m) due to an increase in fee income as a result of high net new business levels and rising equity markets, coupled with tight control of costs. The Defined Benefit pensions market saw an ongoing shift from equity to fixed interest products. Corporate Pensions were successful in winning both active and passive fixed interest mandates from new and existing clients. Active fixed interest mandates accounted for 17% of Corporate Pensions new business in 2004. There was also continuing success in the rapidly growing Defined Contribution (DC) market where Legal & General Investment Management enjoys market leading status in the investment only DC market. Funds under management for DC schemes now exceed £6bn. The Overseas Life Assurance Business continued to expand with funds under management doubling to £1.4bn. In 2004, pooled pension fund client numbers increased to 2,598 from 2,425, an increase of 7%.

Legal & General Ventures, the private equity arm, saw profits increase to £4m (2003: £3m). Despite competitive pressures, Legal & General Ventures made four new investments and six exits during 2004.

The Property fund management subsidiary continued to expand external funds under management. One new property partnership was launched in 2004 and we are now the operator, asset manager or property manager to eight external property partnerships, with total funds under management of £7bn. Profits remained at £3m (2003: £3m).

Total funds under Legal & General Investment Management's management increased 20% to a record £162bn (2003: £135bn) which includes £105bn (2003: £84bn) of external funds.

Profits – Achieved profits basis

Managed pension funds business is written as a long term contract and so the results of the business are also presented on an Achieved Profits basis. The embedded value assumptions are detailed in Part 2 of this announcement.

Operating profit from institutional fund management increased by 26% to £103m (2003: £82m). The new business contribution from managed pension funds increased to £36m (2003: £31m), with the value added to new business ratio held in line with 2002 and 2003 levels at 24bps. Profit before tax increased to £115m (2003: £96m), benefiting from an £11m increase in experience variance as a result of a reduction in lapse rates, together with improved fee rates on existing business.

Fund Performance

Our flagship Linked Life Distribution Fund, which exceeds £2bn, maintained its top quartile performance over 1, 3 and 5 years. Almost two-thirds of our actively managed fixed interest pooled funds outperformed their peer group median or index benchmark over the year. All index tracking funds were within their designated tracking tolerances in the year to December 2004. Performance of active equity funds was mixed. Our property funds had a good year with most funds beating their benchmarks.

* Source: IMA Asset Management Survey May 2004

Legal & General Investment Management

Consolidated Profit and Loss Account - Modified Statutory Solvency basis

Year ended 31 December 2004

	2004 £m	2003 £m
Profit on continuing operations		
Corporate pensions	**51**	41
Ventures	**4**	3
Property	**3**	3
Other external income	**3**	3
Other operational income	**8**	5
Operating profit	**69**	55
Variation from longer term investment return	**0**	(2)
Profit on ordinary activities before tax	**69**	53
Tax charge on profit on ordinary activities	**(21)**	(16)
Profit for the financial period	**48**	37

These financial statements were approved by the Board on 23 February 2005 and have been prepared for long term business using the Modified Statutory Solvency basis. The Achieved Profits results are included on page 4. The results constitute non statutory accounts within the meaning of Section 240 of the Companies Act 1985 and are extracted from the Group's financial statements for the year ended 31 December 2004. The Group's financial statements for 2004 include the auditor's unqualified report and do not contain a statement under either Sections 237(2) or 237(3) of the Companies Act 1985.

Funds under management

Year ended 31 December 2004

	At 31.12.04 £m	At 31.12.03 £m
Total investments	**162,479**	135,337
Represented by		
Index tracking funds:		
- UK equities	**49,448**	42,944
- Overseas equities	**26,307**	21,144
- Fixed interest	**20,369**	16,950
- Index linked	**14,544**	10,650
- Cash/deposits	**529**	359
Total index tracking funds	**111,197**	92,047
Actively managed funds	**51,282**	43,290
	162,479	135,337
By fund management approach		
Indexed equities	**75,754**	64,088
Active bonds (including index linked funds)	**35,538**	28,883
Indexed bonds (including index linked funds)	**35,442**	27,959
Active equities	**8,499**	7,905
Property	**6,851**	6,022
Private equity (ventures)	**395**	480
	162,479	135,337
By source of business		
Institutional funds under management*:		
- Managed pension funds pooled	**93,989**	72,841
- Managed pension funds segregated	**9,317**	8,522
- Other	**1,781**	2,713
Total institutional funds under management	**105,087**	84,076
UK Operations (unit trusts - excluding life fund investment)	**7,919**	6,948
UK Operations (life and general insurance funds)	**49,473**	44,313
	162,479	135,337

* Excludes institutional investments in unit trust funds

New business

Year ended 31 December 2004

	2004 Full year £m	2004 Second half £m	2004 First half £m	2003 Full year £m	2003 Second half £m	2003 First half £m
New business						
Managed pension funds*						
- Pooled funds	**13,951**	**6,341**	**7,610**	11,066	5,859	5,207
- Segregated funds	**1,228**	**165**	**1,063**	1,504	1,145	359
	15,179	**6,506**	**8,673**	12,570	7,004	5,566
Other funds	**368**	**298**	**70**	482	68	414
	15,547	**6,804**	**8,743**	13,052	7,072	5,980
By fund management approach						
Active equities			**0.1%**			0.0%
Active bonds (including cash)			**16.2%**			11.8%
Indexed equities			**47.9%**			59.0%
Indexed bonds (including cash)			**34.8%**			27.3%
Property			**0.6%**			1.7%
Private equity			**0.4%**			0.2%
			100.0%			100.0%

* New monies from pension fund clients of Legal & General Assurance (Pensions Management) Ltd.
Corporate pensions gross new business excludes £5.0bn (2003: £4.0bn) which was held through the year on a temporary basis, generally as part of portfolio reconstruction.

Consolidated Profit and Loss Account - Achieved Profits basis

Year ended 31 December 2004

Profit on continuing operations	2004 £m	2003 £m
Managed pension funds:		
Contribution from:		
New business	**36**	31
In-force business		
- expected return	**17**	13
- experience variances	**16**	5
- operating assumption changes	**17**	20
Development costs	**(1)**	(1)
Shareholder net worth	**6**	5
Total	**91**	73
Ventures	**4**	3
Property	**3**	3
Other external income	**3**	3
Other operational income	**2**	-
Operating profit from institutional fund management	**103**	82
Variation from longer term investment return*	**12**	14
Profit on ordinary activities before tax	**115**	96
Tax charge on profit on ordinary activities	**(35)**	(29)
Profit for the financial period	**80**	67

* The variation from longer term investment return represents the effect of the investment performance in respect of shareholder net worth and in-force business, compared with embedded value assumptions at the beginning of the period.

Managed pension funds embedded value

	2004 £m	2003 £m
At 1 January	**305**	262
Profit after tax	**72**	61
Distributions and capital movements	**(20)**	(18)
At 31 December	**357**	305
comprising:		
Value of in-force business	**194**	162
Shareholder net worth	**163**	143
	357	305

KWD/022
24 February 2005

Legal & General

LEGAL & GENERAL GROUP PLC
BONUS ANNOUNCEMENT 2004

- 2004: 12% investment return for eligible with-profits policies
- Terminal bonuses increased for most policyholders
- Annual bonus rates held for conventional life policies

Press Office
Temple Court
11 Queen Victoria Street
London
EC4N 4TP

Telephone 0207 528 6213

Website
www.legalandgeneral.com

Investment returns for 2003 and 2004 were favourable, but have not yet been sufficient to recover fully from the adverse investment conditions of 2000 to 2002, according to Legal & General.

In publishing its 2004 bonus declaration, Legal & General Actuary, UK, Ian Gibson said, "As a result of a second successive year of favourable investment returns we have been able to increase terminal bonuses for most of our customers. However, the economic outlook continues to be for interest rates and inflation to remain low and we anticipate that future payouts will reflect this economic climate."

When setting bonus rates, Legal & General aims to bring policy benefits and underlying asset values into line over the longer term. As a result of this, bonus rates depend on both past investment returns and prospects for future investment returns. The company also aims to smooth returns so that short-term fluctuations in the value of investments are not immediately reflected in bonus rates.

These fluctuations, and the scale of recent investment recovery compared with the earlier falls, can be seen in the following table which shows both UK equity returns for the last five years and investment returns applicable to Legal & General's with-profits policies eligible for bonuses.

Year	2000	2001	2002	2003	2004	5 year average annual return
With-profits	1%	-7%	-9%	14%	12%	2%
UK equities[1]	-6%	-13%	-23%	21%	13%	-3%

The impact on customers will vary according to product type and is illustrated by examples shown overleaf.

Press Office:
John Morgan — Head of PR — 020 7528 6213
Angela Robertshaw — Deputy Head of PR — 01737 375351

Investor Relations:
Peter Horsman — Head of Investor Relations — 020 7528 6362

More/...

1 FTSE All Share total return

2004 Bonus Declaration

Conventional Endowment Annual Bonus Rates

2004		2005
0.75	% of sum assured	0.75
1.25	% of existing bonus	1.25

Conventional Endowment Terminal Bonus Rates

Examples of terminal bonus as a percentage of existing bonus:

Entry year	Before declaration	After declaration
1980	36%	39%
1985	38%	56%
1990	27%	39%

Impact of Bonuses on Legal & General customers

The following examples show the impact of the bonus declaration by comparing payouts on policies in 2005 with those in 2004.

25 year endowment, male aged 29 at entry, £50pm

1/3/79 to 1/3/04 Maturity value £53,333
(9% annualised return vs. inflation of 3.6%, real return of 5.2%)

1/3/80 to 1/3/05 Maturity value £48,757
(8.4% annualised return vs. inflation of 3.4%, real return of 4.8%)

25 year low cost mortgage endowment, male aged 29 at entry, £50pm

1/3/79 to 1/3/04 Maturity value £52,397 against target of £27,656 (£24,741 surplus)
(8.9% annualised return vs. inflation of 3.6%, real return of 5.1%)

1/3/80 to 1/3/05 Maturity value £47,903 against target of £27,656 (£20,247 surplus)
(8.3% annualised return vs. inflation of 3.4%, real return of 4.7%)

10 year endowment, male aged 29 at entry, £50pm

1/3/94 to1/3/04 Maturity value £6,885
(2.7% annualised return vs. inflation of 2.4%, real return of 0.3%)

1/3/95 to 1/3/05 Maturity value £7,003
(3% annualised return vs. inflation of 2.5%, real return of 0.5%)

20 year pension, male aged 65 at retirement, £200pm

1/3/84 to 1/3/04 Open market option of £129,232
(9% annualised return vs. inflation of 3.1%, real return of 5.7%)

1/3/85 to 1/3/05 Open market option of £121,316
(8.5% annualised return vs. inflation of 3.0%, real return of 5.3%)

With-profit bond, £10,000 single premium

1/3/95 to 1/3/04 Surrender value £17,499
(6.4% annualised return vs. inflation of 2.5%, real return of 3.8%)

1/3/95 to 1/3/05 Surrender value £18,416
(6.3% annualised return vs. inflation of 2.6%, real return of 3.6%)

NB: The 'real' return represents the yield obtained in excess of the return earned if the premiums had grown in line with the RPI (increase in RPI for the period January 2005 to March 2005 remains at the same level as January 2005).

More/...

Notes to Editors

Number of customers: Bonuses declared affect around 1 million policyholders

Total cost of bonuses in 2004: £422m (2003: £465m).

Size of with-profits fund
Assets supporting non-linked with-profits business are approximately £21bn.

Financial strength
Legal & General Assurance Society is one of the UK's top rated companies for financial strength. Three of the world's leading independent rating companies, Standard and Poor's, Moody's and AM Best have recognised this.

The current ratings are:

Standard and Poor's	AA+	'Very Strong'
Moody's	Aa1	'Superior'
AM Best	A+	'Superior'

Asset mix
At the end of 2004, the overall mix of assets applicable to with-profits policies eligible for bonuses was:

	End 2004	**End 2003**
UK shares	43%	41%
Overseas shares	9%	10%
Fixed interest securities	29%	31%
Commercial property	19%	18%
Other	0%	0%

Bonus policy
In determining the amounts payable under with-profits policies the methods used have the following aims.

- To treat all with-profits investors equitably.
- To take account of the returns earned on the underlying investments.
- To take account of the requirement to honour guarantees and options already granted to investors.
- To smooth returns to investors so that some of the short-term fluctuations in the value of the investments of the with-profits sub-fund are not immediately reflected in payments.
- To incorporate some pooling and sharing of experience between policyholders.

In order to treat different types and generations of with-profits investments equitably the methods also aim to have regard to differences in product design, such as differences in:

- The nature and extent of guarantees and options provided.
- The types and value of risk benefits provided between different types of product and different policies of the same type.
- Taxation between products.

Compliance with Principles and Practices of Financial Management
The bonus declaration has been subject to independent review by the Tillinghast business of Towers Perrin. In Tilinghast's judgement, today's bonus declaration and the process by which it was reached comply with Legal & General's Principles and Practices of Financial Management. In undertaking this review, Tillinghast has relied on the accuracy and completeness of the information supplied to it by Legal & General.

Endowment Policies RAG status
Legal & General has around 720,000 mortgage endowment policies[2] at 31 December 2004. The current RAG status is: Red – 55%, Amber – 20%, Green – 25%.

Regulatory notes

- Past performance is not necessarily a guide to future performance.
- Legal & General Assurance Society Limited is authorised and regulated by the Financial Services Authority.
- Returns from with-profits contracts are dependent on bonuses. Future bonus rates are not guaranteed.
- The surpluses over targets shown in the endowment examples above arose during a period when investment returns were high, similar returns and therefore such large surpluses may not be available in future years

Additional bonus rates and running yields
Given the large number and scope of Legal & General's bonus rate announcement, further examples are available on request.

[2] Includes low cost mortgage endowments and similar contracts that use PEPs and ISAs as the underlying investment.

Ends